Confidential

Ms. Melissa Walsh
Mr. Stephen Krikorian
Mr. Michael Foland
Ms. Barbara Jacobs
Division of Corporation Finance
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	TuanChe Limited (CIK No. 0001743340)

Registration Statement on Form F-1 (File No. 333-227940)

Dear Ms. Walsh, Mr. Krikorian, Mr. Foland, and Ms. Jacobs,

On behalf of our client, TuanChe Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter in connection with the Company’s registration statement on Form F-1 initially filed on October 23, 2018 (the “Registration Statement”). Concurrent with the submission of this letter, the Company is filing its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Amended Registration Statement, marked to show changes to the Amended Registration Statement, and two copies of the submitted exhibits.

The Company currently contemplates to commence the road show as early as November 8, 2018. As such, we would be grateful if the Staff could respond promptly with additional comments, if any, on the Amended Registration Statement prior to the contemplated public offering.

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Der Hua You, by telephone at 86-10-6533-2221, or by email at der.hua.you@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

austin  beijing  boston  brussels  hong kong  london  los angeles  new york  palo alto san diego  san francisco  seattle  shanghai  washington, dc  wilmington, de

November 5, 2018

Very truly yours, /s/ Dan Ouyang Dan Ouyang

Enclosures

cc:	Wei Wen, Chief Executive Officer, TuanChe Limited

Zhihai Mao, Chief Financial Officer, TuanChe Limited

Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin W. James, Partner, Kirkland & Ellis International LLP

David T. Zhang, Partner, Kirkland & Ellis International LLP